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                                                                       EXHIBIT F

FOR IMMEDIATE RELEASE:

Contact:  Jeffrey Ubben
ValueAct Capital Partners, L.P.
(415) 362-3700

Contact:  Jeanne Carr
MacKenzie Partners, Inc.
(212) 929-5500
(800) 322-2885


                  KC MERGER CORP. COMPLETES SECOND STEP MERGER
                           WITH KENETECH CORPORATION


   San Francisco, California - January 2, 2001 - KC Holding Corporation today announced that it completed the merger between its wholly-owned subsidiary, KC Merger Corp., and KENETECH Corporation on December 29, 2000. In the merger, KC Merger Corp. was merged with and into KENETECH. The merger was completed pursuant to the terms of the Agreement and Plan of Merger, dated as of October 25, 2000, as amended, among KENETECH, KC Merger Corp. and KC Holding Corporation.

   The merger was the second and final step in the acquisition of KENETECH by KC Holding Corporation, a corporation controlled by ValueAct Capital Partners, L.P. The first step, a cash tender offer by KC Merger Corp. to purchase all of KENETECH's outstanding shares of common stock at a purchase price of $1.04 per share, was completed on December 28, 2000.

   Pursuant to the merger, the public stockholders of KENETECH who did not tender their shares in the offer and who do not seek appraisal of their shares pursuant to the provisions of applicable law had their shares converted into the right to receive $1.04 per share in cash, upon presentation to Mellon Investor Services, L. L. C. ("Mellon") of appropriate documentation by the holder of any such shares of KENETECH common stock. Within the next few days, Mellon will mail to non-tendering stockholders materials to be used to exchange KENETECH stock certificates for such payment.

   Upon consummation of the merger, KENETECH became a privately held corporation, and the shares of KENETECH common stock will no longer be quoted on the OTC Bulletin Board.

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